                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   2  )*
                                           -----


                        ZENITH ELECTRONICS CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  989349 10 5
                           ------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP No. 989349 10 5                 13G                 Page 2 of 6 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The First National Bank of Chicago  36-0899825
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               116 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                  -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                116 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                  -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                  116 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
               0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            BK

- ------------------------------------------------------------------------------
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  CUSIP No. 989349 10 5                 13G                 Page 3 of 6 Pages

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago Corporation        36-2669970
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC CO

- ------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            --------------

            Zenith Electronics Corporation (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            1000 Milwaukee Avenue
            Glenview, Illinois 60025

Item 2(a).  Name of Person Filing:
            ---------------------

            First Chicago Corporation ("FCC") is filing this statement on behalf of itself and its wholly-owned subsidiary, The First National Bank of Chicago ("FNBC"). The agreement of FCC and FNBC to file joint disclosure statements on Schedule 13G was filed previously as Exhibit A hereto.

Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            For FCC and FNBC:
            One First National Plaza
            Chicago, Illinois 60670

Item 2(c).  Citizenship:
            -----------

            FNBC is a national banking association organized under the laws of the United States. FCC is a corporation organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock (the "Common")

Item 2(e).  CUSIP Number
            ------------

            989349 10 5

Item 3.     Type of Person Filing:
            ---------------------

            (b)  FNBC is a Bank as defined in section 3(a)(6) of the Act.
            (g)  FCC is a Parent Holding Company in accordance with
            Section 240.13d-1(b)(ii)(G).

Item 4.     Ownership:
            ---------

            (a)-(b) FNBC holds solely in a fiduciary capacity 116 shares of Common of the Company, representing approximately 0% of the Company's outstanding Common. FCC may be deemed to beneficially own the shares held by FNBC solely due to its ownership of FNBC. FCC may also be deemed to own shares through its ownership of American National Bank and Trust Company of Chicago ("ANB") and First Chicago Trust Company of Illinois ("FCT"). ANB holds solely in a fiduciary capacity 107,267 shares. FCT holds solely in a fiduciary capacity 2,000 shares. The shares of Common which FCC may be deemed to beneficially own solely through its ownership of FNBC, ANB, and FCT represent .24% of the outstanding Common. For purposes of Regulation 13D-G, FCC and FNBC are no longer Reporting Persons.

            (c) See items 5 through 9 and item 11 on pages two and three hereof. ANB has sole voting power and disposition power over 107,267 shares. FCT has sole voting power over 2,000 shares.

Item 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
            --------------------------------------------------------------------

            See Items 2(a) and 3.

Item 8.     Identification and Classification of Member of the Group:
            --------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group:
            ------------------------------

            Not applicable.

Item 10.    Certification:
            -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer
- ----------

   First Chicago Corporation expressly declares that the filing of this statement shall not be construed as an admission that First Chicago Corporation, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.
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Signature:
- ---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1995

                                       FIRST CHICAGO CORPORATION


                                            /s/ Maurice E. Moore
                                       By:  _______________________
                                              Maurice E. Moore
                                              Senior Vice President and
                                                Treasurer